

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

<u>Via E-Mail</u>
Mr. J. Darby Seré
President and Chief Executive Officer
GeoMet, Inc.
909 Fannin, Suite 1850
Houston, TX 77010

      Re: **GeoMet, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 31, 2010
             Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009
             Filed April 30, 2010
             File No. 0-52155

Dear Mr. Seré:

      We have completed our review of your filings and do not have any further comments at this time.

                       Sincerely,

                       /s/ Brad Skinner for

                       H. Roger Schwall
                       Assistant Director